Filed by Allergan, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

Deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Allergan, Inc.

Commission File Number: 001-10269

DATE:	December 5, 2014
TO:	All Actavis and Allergan Employees
FROM:	Brent Saunders, CEO and President, Actavis
David Pyott, Chairman and CEO, Allergan
RE:	Significant Progress Since November 17th

We would like to provide you with an update on what has taken place since we announced the historic proposed combination of Actavis plc and Allergan and also share some further details regarding the pre-integration planning activities to bring our two great companies together in the coming months.

Since we announced the combination, just 19 days ago, teams from both companies have been extremely busy. We, along with representatives from our Investor Relations and Public Relations groups, have traveled to New York City, Parsippany, Boston, San Francisco and Los Angeles (with meetings planned in Chicago and Kansas City next week) where we met with hundreds of investors and dozens of business, financial and trade reporters. We shared our vision for how we will create a new category in the pharmaceutical industry – “Growth Pharma” – defined by robust and sustainable earnings growth and a commitment to invest in brand, medical device and generic R&D to ensure we build our product portfolios into the future.

We have also spoken with employees of both companies, in person, via webcasts and in extended small and large town hall meetings, where this combination has been greeted with great enthusiasm. And reports from meetings by senior leaders from both companies in locations around the world confirm that employee excitement about the combination is global.

On Monday, December 1st, members of the Actavis leadership and integration teams traveled to Irvine for our first pre-integration planning discussions regarding how we will unite our two companies. The Actavis teams met with members of Allergan’s Commercial, R&D, Global Operations and Global Strategic Marketing teams and with representatives of some G&A functions, in person and via video, to introduce Actavis and discuss the integration planning process. It is very clear that people from both companies are passionate about their businesses.

The leaders of the Pre-Integration Planning teams and the Integration Management Office (IMO) also met for the first time this week. Alex Kelly from Actavis and Sanjiv Patel from Allergan will be leading the IMO and coordinating the planning activities that will lead to the successful combination of our two companies. In two weeks, we will hold the first joint pre-integration planning meeting with teams from each function and each company to set the stage for creating a truly powerful global company at close.

While we will share more formal communications beginning next week on the structure of the integration planning process, the leaders, and the timing of decision-making, we have established core principles that will guide every strategy we develop. Among these principles are: Actavis and Allergan team members must continue to focus on driving success in our separate businesses; protect customers from disruption; and ensure that pre-integration planning activities are smart and decisive, so that upon close we are ready to operate as one company.

Combining our two companies will take time and hard work. It is important for all employees to remember that it is critical that pre-integration planning activities be performed under the guidance and within the structure of the pre-integration planning teams of the IMO. At this time, employees should not be reaching out to counterparts in Actavis and Allergan to discuss integration without specific direction from the IMO.

We also recognize that this is a stressful time, and many team members will speculate about what this combination will mean for them. We are committed to frequent, transparent and specific communications through the integration planning process and ask you to wait for answers before making assumptions.

Until closing, we must continue to operate as separate companies, focused on continuing to grow our respective businesses and deliver the financial results we have promised to our shareholders while also meeting and exceeding the expectations of our customers to provide the highest quality products and services.

In summary, the excitement about the combination of our two successful companies and the response from investors, physicians, customers, patients and employees has been extraordinary.

We want to thank all employees, in advance, for continuing to focus on driving success in our separate companies to ensure we have a strong foundation when we begin operating as one organization next year.

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Actavis and Allergan that also constitutes a prospectus of Actavis. The definitive joint proxy statement/prospectus will be delivered to shareholders of Actavis and Allergan. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www. Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan will be available free of charge on Allergan’s internet website at www.Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.

Participants in the Merger Solicitation

Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis, Inc.’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis Inc.’s and Actavis’ Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis’ or Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Allergan’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to

Actavis’ and Allergan’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2013, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, Current Report on Form 8-K filed on May 20, 2014, in Warner Chilcott Limited’s Registration Statement on Form S-4 effective as of October 16, 2014, and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.